

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

David F. Keffer
Chief Financial Officer
Northrop Grumman Corp.
2980 Fairview Park Drive
Falls Church, VA 22042

Re: Northrop Grumman Corp.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2022
File No. 001-16411

Dear David F. Keffer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program